Exhibit 99.1

Caravelle International Group Announces a Note and Warrant Purchase and Settlement Agreement

SINGAPORE, August 8, 2024 /PRNewswire/ -- Caravelle International Group (the “Company”, Nasdaq: CACO), a global ocean technology company, today announced that it has entered some agreements ( the “Agreements”) with two institutional investors (the “Investors”) to terminate all terms and provisions of the Securities Purchase Agreement and other related transaction agreements dated January 5, 2024 (the “Securities Purchase Agreement”), pursuant to which the Company will buy back the $1.5 million Senior Secured Original Issue 15% Discount Convertible Promissory Note (the “Note”) and the Investors’ rights to purchase a certain number of the Company’s Common Shares (the “Warrants”) have been cancelled and terminated.

On August 5, 2024, the Company and the Investors entered into a Note and Warrant Purchase and Settlement Agreement and a Termination Agreement, pursuant to which the Company will pay the Investors $1.375 million and will issue 300,000 ordinary shares of the Company to the Investors. Upon execution of the Agreements, the terms and provisions under the Securities Purchase Agreement and other transaction related agreements will be terminated automatically. All rights and obligations related with the Warrants shall be cancelled and terminated with immediate effect.

Management believes that this settlement agreement will help the growth of the Company.

About Caravelle International Group

Caravelle is a global ocean technology company. Its business comprises of two sectors: the traditional business in international shipping, operated by the Topsheen Companies (Topsheen Shipping Group Corporation (Samoa) and its subsidiaries) and the new CO-Tech business under Singapore Garden Technology Pte. Ltd. As the traditional business, Caravelle’s international shipping business has generated all revenues. The CO-Tech business is a new development building upon the existing shipping business. It enables wood desiccation during the maritime shipping process, with full utilization of the shipping time, space, and the waste heat of exhaust gas from the shipping vessels. Caravelle’s CO-Tech industry has no historical operations and has not generated revenue. Caravelle is headquartered in Singapore.

Forward Looking Statements

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Such statements include, but are not limited to risks detailed in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended October 31, 2023. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. All information provided in this press release is as of the date of the publication, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Caravelle International Group

60 Paya Lebar Road

#05-47 Paya Lebar Square

Singapore 409051

Attention: Tracy Xia

Email:Tracyxia@caravelleglobal.com.cn